April 23, 2012

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 11
-Neuberger Berman Absolute Return Multi-Manager Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on March 5, 2012, regarding your review of Post-Effective Amendment No. 11 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 11 was originally scheduled to become effective on April 2, 2012, however, that effective date was delayed.  Post-Effective Amendment No. 11 will now become effective on April 23, 2012 pursuant to Rule 485 (b) under the 1933 Act.

Prospectus

Comment 1:  Please confirm the line “Total annual operating expenses after fee waiver and/or expense reimbursement” in the fee table includes any expenses that are excluded from the contractual expense reimbursement/waiver that are estimated for the Fund.

Response:  The Registrant confirms the line “Total annual operating expenses after fee waiver and/or expense reimbursement” in the fee table includes any expenses that are excluded from the contractual expense reimbursement/waiver that are estimated for the Fund.

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

Comment 2:  Please confirm that the contractual expense limitation will last more than one year from the effective date of the registration statement and add disclosure about briefly describing who can terminate the contractual expense limitation in footnote 3 of the fee table.

Response:  The Registrant confirms that the contractual expense limitation will last more than one year from the effective date of the registration statement.  Because it is a “contractual” (rather than a voluntary) limitation it cannot be terminated during the period.  The Registrant has revised the footnote as follows:

Each of these undertakings lasts until 10/31/2015.  These undertakings may not be terminated during their term without the consent of the Board.

Comment 3:  In the third paragraph under the Principal Investment Strategies section of the prospectus, please revise the first sentence to clarify what is meant by “investment exposure.”

Response:  The Registrant has revised the first sentence of the third paragraph as follows:

The investment strategies that ~~will be used by~~ the subadvisers ~~provide~~ will utilize involve the following types of investments~~the Fund with investment exposure to~~: (i) equity securities of companies of any market capitalization throughout the world (including the U.S.), which may include common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts, Exchange Traded Funds (“ETFs”) and partnership interests; (ii) debt securities, which may include debt securities of governments throughout the world (including the U.S.) as well as their agencies and/or instrumentalities, debt securities of corporations throughout the world (including the U.S.) below investment grade debt securities (commonly known as “junk bonds”) and convertible bonds; and (iii) foreign currencies.

Comment 4:  Please revise the Credit Long Short strategy in the “Principal Investment Strategies” section of the prospectus to state more explicitly when the Credit Long Short strategy will be utilized by the Fund.

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

Response:  The Registrant has revised the Credit Long Short strategy in the “Principal Investment Strategies” section as follows:

~~It is currently anticipated that t~~The Portfolio Managers currently intend to begin to ~~will not~~ allocate ~~any~~ assets to the subadviser that will use this strategy ~~after~~ when the Fund’s assets are approximately $125 million.

Comment 5:  In both the “Principal Investment Strategies” section and the “Information about Additional Risks” section where the Fund’s temporary defensive policy is explained, please add disclosure indicating the use of the temporary defensive policy may result in the Fund not achieving its goal.

Response:  The Registrant has revised the second to last paragraph under “Principal Investment Strategies” to state as follows:

When the Portfolio Managers or a subadviser anticipates adverse market, economic, political or other conditions, or receives large cash inflows, the Fund may temporarily depart from its goal and invest in cash or cash equivalent instruments or leave a significant portion of its assets uninvested for defensive purposes. In addition, different factors could affect the Fund’s performance and the Fund may not achieve its goal. The Fund currently expects to use money market mutual funds for this purpose. If the Fund does so, it may not achieve its goal. The Adviser retains investment discretion to invest Fund assets directly and may do so for defensive purposes or in the event a subadviser is terminated and a new subadviser has not yet been hired. When the Portfolio Managers are making direct investments for the Fund they will invest primarily in ETFs and affiliated and unaffiliated registered investment companies. The Portfolio Managers may also use put options including purchasing puts on security indices and put spreads on indices (i.e., buying and selling an equal number of puts on the same index with differing strike prices or expiration dates) and futures contracts based on indices for defensive purposes. Doing so could help the Fund avoid losses, but may mean lost opportunities.

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

The Registrant has not revised the third paragraph under “Information about Additional Risks” as that the paragraph already indicates that the temporary defensive policy may result in the Fund not achieving its goal.

Comment 6:  In the “Principal Investment Risks” section, under the heading “Lower-Rated Debt Securities Risk,” please add disclosure that lower-rated debt securities are commonly referred to as “junk bonds.”

Response:  In the “Principal Investment Risks” section, under the heading “Lower-Rated Debt Securities Risk,” the Registrant has added disclosure indicating that lower-rated debt securities are commonly referred to as “junk bonds.”

Comment 7:  In the “Portfolio Managers of the Subadvisers” section, please delete the middle column of the table titled “Investment Strategy.”

Response:  The Registrant has deleted the middle column of the table titled “Investment Strategy” from the “Portfolio Managers of the Subadvisers” section and moved this information to the “Principal Investment Strategies” section.

Comment 8:  In the “Buying and Selling Shares” section, please state explicitly in the first sentence that the Fund’s shares are redeemable.

Response:  The Registrant has revised the first sentence as follows:

You may purchase, redeem (sell) or exchange shares of the Fund on any day the New York Stock Exchange is open, at the Fund’s net asset value per share next determined after your order is accepted, subject to any applicable sales charge.

Comment 9:  After the “Fund Summary” section, please restate the Fund’s investment objective and whether it can be changed without shareholder approval.

Response:  The Registrant has not restated the Fund’s investment objective and whether it can be changed without shareholder approval, because this information already appears in the “Fund Summary” section under the subheadings “Goal” and “Principal Investment Strategies”, respectively.  General Instruction C.3 of Form N-1A states that information that is included in response to Items 2 through 8 (and the Fund’s investment objective is required under Item 2), need not be repeated elsewhere in the prospectus.

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

Comment 10:  Please confirm that the principal investment strategies include investing in collateralized loan obligations -- the risks of investing in collateralized loan obligations are included in the “Principal Investment Risks” section but the “Principal Investment Strategies” section does not mention collateralized loan obligations.  If part of the principal strategy, please revise the “Principal Investment Strategies” section to add collateralized loan obligations.

Response:  The Registrant has revised the principal investment strategies to include investment in collateralized loan obligations.

Comment 11:  Please revise the disclosure in the section entitled "Information about Additional Potential Principal Investment Strategies" to state more definitively that the  Fund  intends to use these strategies in the future. In addition, please revise the disclosure regarding the use of the potential subsidiary in the same section to clarify that this would only be used in connection with the additional potential principal investment strategies.

Response:  The Registrant has revised the disclosure in the section entitled "Information about Additional Potential Principal Investment Strategies" to state more  definitively that the Fund intends to use these strategies in the future. The disclosure has also been amended to clarify that the potential subsidiary would only be used in connection with the additional potential principal investment strategies.

Comment 12:  Please add disclosure indicating that a discussion regarding the basis for the board’s approval of the management agreement is available in the Fund’s shareholder report.

Response:  The Registrant has added the following disclosure in the section entitled “Management of the Fund”:

A discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.

Comment 13:  For each portfolio manager of a subadviser, please disclose their business experience for the past five years.

Response:  The Registrant has added the business experience for the past five years of each portfolio manager of a subadviser.

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

Comment 14:  In the “Maintaining Your Account” section, under the heading “Distribution and Shareholder Servicing Fees,” please add disclosure that indicates that the fees paid under Rule 12b-1 are paid out of the Fund’s assets on an on-going basis.

Response:  In the “Maintaining Your Account” section, under the heading “Distribution and Shareholder Servicing Fees,” the Registrant has revised the last sentence to state as follows:

Because these fees are paid out of the Fund’s assets on an on-going basis, o~~O~~ver the long term, they could result in higher overall costs than other types of sales charges.

Statement of Additional Information

Comment 15:  Please confirm that the date of organization of the Trust is included in the statement of additional information.

Response:  The Registrant has added this information to the statement of additional information.

Comment 16:  The fundamental policy on industry concentration for the Fund indicates that the Fund may invest 25% or more of its total assets in investments that provide exposure to the group of industries that comprise the commodities sector.  Please consider whether it is appropriate for the policy to state “may” rather than “will.”  In addition, please consider whether the policy is necessary since it refers to a sector rather than an industry.

Response:  The Registrant has concluded that this provision is not necessary for this Fund and has deleted this language from the fundamental industry concentration policy.

Comment 17:  In the section entitled “Investment Information – Additional Investment Information,” under the heading “Other Investment Company Securities,” please delete the reference to the Securities and Exchange Commission’s rule proposal related to exchange traded funds.

Response:  The Registrant has made the requested change.

Comment 18:  In the section entitled, “Portfolio Holdings Disclosure,” please disclose the procedures the Fund uses to address conflicts of interests between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser, principal underwriter, or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the

Ms. Rossotto
Division of Investment Management
Securities and Exchange Commission
April 23, 2012

other, to ensure the disclosure of information about portfolio securities is in the best interests of Fund shareholders.

Response:  The procedures in their totality described in the “Portfolio Holdings Disclosure” section address the potential conflicts of interests between the Fund, on one hand, and the adviser or its affiliates, on the other.  The disclosure explains that a portfolio holdings disclosure will only be made if such disclosure is consistent with the Fund’s “legitimate business purposes” and is in the best interests of the shareholders. The disclosure also clarifies that neither Neuberger Berman Management LLC (“NB Management”) nor its affiliates may accept any compensation for such disclosures.  In addition, each Allowable Recipient (as defined in the SAI) must sign a non-disclosure agreement and is prohibited from trading based on the information.  Each such recipient must also be approved as meeting the “Best Interests Standard” by NB Management’s legal and compliance department, and an attorney in that department or the Fund’s Chief Compliance Officer must review and approve each request for disclosure before such disclosure is made.

*           *           *           *           *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,

/s/Franklin H. Na
Franklin H. Na